AMENDMENT NO. 1
TO SALE AND PURCHASE AGREEMENT

This Amendment No. 1 to Sale and Purchase Agreement (this “Amendment Agreement”), is entered into as of the 1st day of February, 2020, by and between EQUILON ENTERPRISES LLC d/b/a Shell Oil Products US, a Delaware limited liability company (“Seller”) and PBF HOLDING COMPANY LLC, a Delaware limited liability company (“Buyer”). Seller and Buyer are referred to individually as a “Party,” and collectively, as the “Parties”.
RECITALS:
WHEREAS, Seller and Buyer are party to that certain Sale and Purchase Agreement dated as of June 11, 2019 (the “Purchase Agreement”).
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged, the Parties agree as follows:
1.Amendments to Purchase Agreement. The Purchase Agreement is hereby amended as follows:

a.	The listing of Schedules on Page ii of the Purchase Agreement shall be deleted in its entirety and replaced with the listing set forth on Addendum 1.a., attached.

b.	The definition of “Base Amount” in Section 1.01 shall be deleted in its entirety and replaced with the following:

“Base Amount” means if the Closing Date occurs on a day during the period: (i) from the Execution Date through October 31, 2019, One Billion Dollars ($1,000,000,000.00); (ii) from November 1, 2019 through November 30, 2019, Nine Hundred Ninety Million Dollars ($990,000,000.00); (iii) from December 1, 2019 through December 31, 2019, Nine Hundred Eighty Million Dollars ($980,000,000.00); (iv) from January 1, 2020 through March 31, 2020, Nine Hundred Sixty Million Dollars ($960,000,000.00); and (v) from April 1, 2020 onwards, Nine Hundred Million Dollars ($900,000,000.00).

c.	The definition of “Field Inspector” in Section 1.01 shall be deleted in its entirety and replaced with the following:
“Field Inspector” has the meaning set forth in Section 2.08(d).

d.	The definition of “Field Inspector Report” in Section 1.01 shall be deleted in its entirety and replaced with the following:
“Field Inspector Report” has the meaning set forth in Section 2.08(d).

e.	The definition of “Inventory Deposit” in Section 1.01 shall be deleted in its entirety and replaced with the following:
“Inventory Deposit” has the meaning set forth in Section 2.08(b).

f.	The definition of “Title Insurance” in Section 1.01 shall be deleted in its entirety and replaced with the following:
“Title Insurance” has the meaning set forth in Section 8.15(e).

g.	Section 4.04(a) shall be deleted in its entirety and replaced with the following:

Amendment No. 1- Page 1

“Subject to Permitted Encumbrances, (i) the Refinery Owned Real Property, (ii) the Refinery Leased Real Property, and (iii) the Easements, in each case as set forth in Schedule 2.01(b), Schedule 2.01(a)(1) and Section 4.04(a) of the Disclosure Letter, constitute all of the material fee, leasehold, easement and similar real property interests necessary (other than the Excluded Assets) for Buyer to own and operate the Refinery following the Closing consistent with the Operations conducted by Seller as of the Execution Date, and none of the Real Property or Easements is subject to any restrictions or limitations that would impair or be inconsistent with the current use of such property by the Seller Companies;”

h.	Section 4.07(c) shall be deleted in its entirety and replaced with the following:
To Seller’s Knowledge and except as set forth in Section 4.07(c) of the Disclosure Letter, (i) the Assets and Operations are in compliance with all Applicable Laws, or (ii) it has not received any written notification from any applicable Governmental Authority that the Assets or Operations are not in compliance with any Applicable Laws, except, in either case, for violations, non-compliances or other matters, if any, that in the aggregate, would not reasonably be expected to materially adversely affect the Assets or the Operations.

i.	Article VIII of the Agreement is hereby amended to add a new Section 8.18:
8.18 Hydrogen Plant.  To the extent that there is a shutdown of the HP3 hydrogen plant between the Closing Date and 11:59 p.m. Pacific time on February 29, 2020, Seller shall indemnify and hold harmless Buyer for fifty percent (50%) of any net margin (gross margin - operating costs) losses arising from such outage, which amount shall be reasonably determined by Buyer as (X) the amount by which the applicable linear programming model run for the Refinery with the HP3 shutdown is less than (Y) the same linear programming run for the Refinery without the HP3 hydrogen plant shutdown, applying third party market prices (the “HP3 Margin Loss Amount”); provided, however, that Seller shall not be obligated to pay any amount in excess of $5,000,000 in respect of its obligation to Buyer under this Section 8.18 for the HP3 Margin Loss Amount (the “HP3 Cap”).

j.	Section 13.02 of the Agreement is hereby revised to delete “and” after clause (e), replace the period at the end of clause (f) with a semi-colon and add a new clause (g) as follows:
(g) Seller’s obligations for the HP3 Margin Loss Amount under Section 8.18 subject to the HP3 Cap.

k.	Subparagraph (a) of Section 13.08 of the Agreement is hereby revised to insert “OR THE HP3 MARGIN LOSS AMOUNT UNDER SECTION 8.18” after “SCHEDULE 2.06” and before the period.

l.
The Consolidated Income Statement definition of Schedule 2.06 is hereby revised to in (xi) to insert “OR the HP3 Margin Loss Amount in Section 8.18 after “(other than the Margin Loss Amount) and before the period.

m.	Section 8.16 shall be deleted in its entirety and replaced with the following:
8.16    Renewable Diesel Project. For a period of up to four (4) years and six (6) months after the Execution Date, the Parties shall negotiate in good faith with one another with the intent of agreeing to terms on the Renewable Diesel Project within such period and the objective that, upon agreement on such terms, the project would reach commercial operation date within four (4) years and six (6) months after the Execution Date and without the prior written consent of Seller, during such period, Buyer shall not, either directly or indirectly, whether through it, an Affiliate, by contract or otherwise, undertake any project,

Amendment No. 1- Page 2

agreement, arrangement, transaction or undertaking substantially similar to the Renewable Diesel Project at the Refinery (including deploying third party hydrogen based or non-hydrogen based renewable diesel technology or retrofit/alteration development of an asset at the Refinery), unless such project, agreement, arrangement, transaction or undertaking is done in cooperation with Seller (or an Affiliate of Seller) on terms substantially similar to those set forth on Schedule 8.16 or as otherwise agreed in writing by Buyer and Seller. For purposes of this Section 8.16, “Renewable Diesel Project” means the retrofit of an idled lubricants hydrotreater to manufacture hydrotreated vegetable oil, commonly known as renewable diesel, which is currently located at the Refinery. As of the Execution Date, the Parties have aligned on certain non-binding principles that will guide the negotiations, which are set forth on Schedule 8.16.

n.	Seller’s notice provision of Section 18.01(a) shall be deleted and replaced in its entirety with the following:
If to Seller:
Equilon Enterprises LLC
150 N. Dairy Ashford Rd.
Houston, Texas 77079
Attn: Vice President, Portfolio
Email: SOPUS-PCRO-Administration@shell.com

With a copy (which shall not constitute notice) to:
Equilon Enterprises LLC
150 N. Dairy Ashford Rd.
Houston, Texas 77079
Attn: Associate General Counsel-DS Portfolio

o.	Schedule 1 to Exhibit E of the Purchase Agreement is deleted in its entirety and replaced with new Schedule 1 as per Addendum 1.d., attached.

p.	Exhibit F of the Purchase Agreement is deleted in its entirety and replaced with new Exhibit F as per Addendum 1.e., attached.

q.	Exhibit G [1 of 3] of the Purchase Agreement is deleted in its entirety and replaced with new Exhibit G [1 of 3] as per Addendum 1.f., attached.
2.Amendment to Disclosure Letter. Pursuant to Section 6.03(a) of the Purchase Agreement, each of the following Sections of the Disclosure Letter is hereby amended as follows:
a.Section 4.03 is deleted in its entirety and replaced with Addendum 2.a., attached.
b.Section 4.04(a) is deleted in its entirety and replaced with Addendum 2.b., attached.
c.Section 4.04(f) is deleted in its entirety and replaced with Addendum 2.c., attached.
d.Section 4.07(c) is deleted in its entirety and replaced with Addendum 2.d., attached.
e.Section 4.06 is amended such that Clause 1 is deleted in its entirety and replaced with the following:
Seller shall transfer to Buyer the line space history referenced in Section 2.01(i), subject to restrictions in their tariffs (including on transfer) or other requirements of the pipeline.
f.Section 4.08 is deleted in its entirety and replaced with Addendum 2.e., attached.

Amendment No. 1- Page 3

g.Section 4.09 is deleted in its entirety and replaced with Addendum 2.f., attached.
h.Section 4.10(a) is deleted in its entirety and replaced with Addendum 2.g., attached.
i.Section 4.12 is deleted in its entirety and replaced with Addendum 2.h., attached.
j.Section 4.14 is deleted in its entirety and replaced with Addendum 2.i., attached.
k.Section 4.15(a) is deleted in its entirety and replaced with Addendum 2.j., attached.
l.Section 4.15(b) is deleted in its entirety and replaced with Addendum 2.k., attached.
m.Section 4.15(d) is deleted in its entirety and replaced with Addendum 2.l., attached.
n.Section 4.15(e) is deleted in its entirety and replaced with Addendum 2.m., attached.
o.Section 4.16 is deleted in its entirety and replaced with Addendum 2.n., attached.
3.Amendment to the Schedules-Pipeline. Pursuant to Section 6.06(b) of the Purchase Agreement, each of the following Schedules to the Purchase Agreement is hereby amended as set forth below:

a.	Schedule 2.01(a)(2) (Refinery Pipelines) is deleted in its entirety and replaced with Addendum 3.a., attached.

b.	Schedule 2.02(a)(xiv) (Excluded Pipelines) is deleted in its entirety and replaced with Addendum 3.b., attached.
4.Amendment to Schedules-Others. Each of the following Schedules to the Purchase Agreement is hereby amended as set forth below:

a.	Schedule 1.01E (Permitted Encumbrances) is deleted in its entirety and replaced with Addendum 4.a., attached.

b.	Schedule 2.01(a)(1) (Refinery Owned Real Property) is deleted in its entirety and replaced with Addendum 4.b., attached.

c.	Schedule 2.01(b) (Refinery Leased Real Property) is deleted in its entirety and replaced with Addendum 4.c., attached.

d.	Schedule 2.01(e) (Refinery Personal Property) is amended as set forth on Addendum 4.d., attached.

e.	Schedule 2.01(f) (Refinery Contracts) is deleted in its entirety and replaced with Addendum 4.e., attached.

f.	Schedule 2.01(g) (Refinery Permits) is deleted in its entirety and replaced with Addendum 4.f., attached.

g.	Schedule 2.02(a)(iii) (Prepaid Expenses and Deposits) is deleted in its entirety and replaced with Addendum 4.g., attached.

h.	Schedule 2.02(a)(v) (Excluded Contracts) is deleted in its entirety and replaced with Addendum 4.h., attached.

i.	Schedule 2.02(a)(xix) (Certain Excluded Assets) is deleted in its entirety and replaced with Addendum 4.i., attached.

j.	Schedule 2.06 Post-Closing Payments is amended such that Section 2.02(a) is deleted in its entirety and replaced with the following:

Amendment No. 1- Page 4

Term.    The measurement period for the Earn Out Payments (the “Term”) shall end on the earlier to occur of (i) the fourth (4th) anniversary of the commencement of the first Annual Earn Out Period, as defined below, and (ii) the date that the termination in either Section 2.02(b)(iv)(B) or 2.02(b)(iv)(C) of this Schedule 2.06 occurs. The Term shall be divided into up to four (4) successive twelve calendar month periods (each an “Annual Earn Out Period” and collectively, the “Earn Out Period”) commencing (x) at the Effective Time if the Closing is on the first day of a calendar month; or (y) at 12:01 A.M. local time on the first day of the calendar month following the Closing Date, if the Closing is not on the first day of a calendar month. As used herein, the term “calendar month” shall consist of the period from 12:00 A.M. local time on the first day of each calendar month until 11:59 P.M. on the last day of such month.

k.	Schedule 7.08 (Credit Support Arrangements) is deleted in its entirety and replaced with Addendum 4.k., attached.

l.	Schedule 8.02(c) (Consents for Contracts, Easements or Permits) is deleted in its entirety and replaced with Addendum 4.l., attached.

m.	Schedule 10.01 (Employees) is amended such that “(“Severance Benefit”)” is inserted after “plan” and before the period in the last sentence of Section 10.03(d).

n.	Schedule 11.10 (Pipeline Matters) is deleted in its entirety and replaced with Addendum 4.n., attached.

o.	Schedule 14.01 (Tax Allocation) is deleted in its entirety and replaced with Addendum 4.o., attached.

p.	Schedule 15.01 is amended and restated in its entirety as reflected in Addendum 4.p.

5.Effectiveness. Pursuant to Section 18.06 of the Purchase Agreement, this Amendment Agreement shall be effective and binding upon the execution of this Amendment Agreement by Seller and Buyer. Any reference in the Purchase Agreement to “this Agreement” shall hereafter be deemed to refer to such agreement as hereby amended.
6.Specific Agreement. Except as expressly set forth herein, nothing in this Amendment Agreement shall be deemed to prejudice or waive any right or remedy that either Seller or Buyer may now have or may have in the future under or in connection with the Purchase Agreement. Except as expressly set forth herein, the terms, provisions, and conditions of the Purchase Agreement shall remain in full force and effect and in all other respects are hereby ratified and confirmed.
7.Counterparts; Electronic Delivery. This Amendment Agreement may be executed simultaneously in one or more counterparts (including by means of signature pages delivered by facsimile transmission or electronic mail), all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party. Facsimile or scanned and emailed transmission of any signed original document or retransmission of any signed facsimile or scanned and emailed transmission will be deemed the same as delivery of an original. At the request of any Party, the Parties will confirm facsimile or scanned and emailed transmission by signing a duplicate original document. Notwithstanding the Electronic Signatures in Global and National Commerce Act (15 U.S.C. Sec. 7001 et. seq.), the Uniform Electronic Transactions Act, or any other Applicable Law relating to or enabling the creation, execution, delivery, or recordation of any Contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the Parties, no Party shall be deemed to have executed this Agreement or other document contemplated thereby (including any amendment or other change thereto) unless and until such Party shall have executed this Agreement or other document on paper by a handwritten original signature or any other symbol executed or adopted by a

Amendment No. 1- Page 5

Party with current intention to authenticate this Agreement or such other document contemplated. Delivery of a copy of this Agreement or such other document bearing an original signature by facsimile transmission (whether directly from one facsimile device to another by means of a dial-up connection or whether mediated by the worldwide web), by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature. “Originally signed” or “original signature” means or refers to a signature that has not been mechanically or electronically reproduced.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

Amendment No. 1- Page 6

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

SELLER:	EQUILON ENTERPRISES LLC
d/b/a Shell Oil Products US

	By:	/s/ Edward Hymes
	Name:	Edward Hymes
	Title:	Vice President, Portfolio

BUYER:	PBF HOLDING COMPANY LLC

	By:	/s/ Matthew Lucey
	Name:	Matthew Lucey
	Title:	President

Signature Page
Amendment No. 1

Addendum 1.a.

SCHEDULE	DESCRIPTION

1.01A	Inventory Determination Procedures
1.01B	Inventory Valuation Methodology
1.01C	Seller Knowledge Individuals
1.01D	Buyer Knowledge Individuals
1.01E	Certain Permitted Encumbrances
1.01F	Environmental Credits
2.01(a)(1)	Refinery Owned Real Property
2.01(a)(2)	Refinery Pipelines
2.01(b)	Refinery Leased Real Property
2.01(e)	Refinery Personal Property
2.01(f)	Refinery Contracts
2.10(g)	Refinery Permits
2.01(i)	Assigned Line Space History
2.02(a)(iii)	Prepaid Expenses and Deposits
2.02(a)(v)	Excluded Contracts
2.02(a)(x)	Certain Seller Company Contracts and Permits
2.02(a)(xiv)	Excluded Pipelines
2.02(a)(xix)	Certain Excluded Assets
2.03(c)(vi)	Retained Threatened Proceedings
2.06	Post-Closing Payments
7.08	Credit Support Arrangements
8.02(c)	Consents for Contracts, Easements or Permits
8.16	Renewable Diesel Project
9.01	Licensed Intellectual Property
9.02	Shell Alumni Museum
10.01	Employee Matters
10.02	Personal Data Protection
11.06	Required Regulatory Approvals

11.07	Required Authorizations
11.10	Pipeline Matters
14.04	Tax Allocation
15.01	Environmental Matters
15.03(b)	Known Environmental Conditions
15.03(c)	Corrective Action for Environmental Conditions

Addendum 4.p.
Schedule 15.01 (Environmental Matters)
SCHEDULE 15.01
ENVIRONMENTAL MATTERS
15.01    Environmental Liabilities. The provisions of this Schedule 15.01 constitute an allocation of responsibility and risk for HSE Liabilities as between Seller and Buyer. The rights and remedies in this Schedule 15.01, and Article XIII and Section 18.05 of the Agreement, as applicable, shall, notwithstanding any other provision to the contrary contained in the Agreement, be the exclusive rights and remedies available to the Parties against each other with respect to HSE Liabilities and HSE Matters, and the Parties expressly waive and relinquish all other rights and remedies against each other in this regard; provided, that notwithstanding anything in this Schedule 15.01 to the contrary, Section 2.03(c)(i) of the Agreement shall control in respect of HSE Liabilities associated with Excluded Assets. For the avoidance of doubt, the preceding provisions shall not limit, diminish or impair any rights of the Parties against subsequent owners or transferees of the Assets. Buyer agrees to cause the provisions of this Schedule 15.01 to be binding upon (a) any successors or assigns of Buyer and (b) any transferee of all or substantially all of the Assets.
15.02    Environmental Acknowledgements. Notwithstanding anything in this Agreement to the contrary, each of Seller and Buyer acknowledges:
(a)that the Assets have been used (including portions of the Assets being used for many decades) for industrial purposes, including processes relating to the refining, manufacture, storage, distribution and marketing of petroleum and petroleum-based products and chemicals, and that the soil (including sub-soil and soil vapor) of the Assets and land, air, and water and drains, sewers, pipes, waters, water courses and groundwater at, under the Assets may have been, be, or become contaminated or impacted by oil, petroleum and petroleum-based products and other chemicals or other Hazardous Substances; and
(b)that the Assets may contain inter alia asbestos in pipe coating, undisplaced petroleum hydrocarbon products in pipelines, coats of lead-based paints, polychlorinated biphenyls (“PCBs”) in transformers, rectifiers, paints, caulks and other electrical or building materials, mercury in electrical switches and other equipment, naturally occurring radioactive material (“NORM”) in various potential forms, and per- and polyfluoroalkyl substances (including perfluorooctanoic acid (PFOA) and perfluorooctane sulfonate (PFOS)) (collectively, “PFAS”) in and around equipment, piping, hoses, fire fighting vehicles, tanks and other areas where firefighting foams have been stored, used or released. Buyer also expressly understands that special procedures may be required for the remediation, removal, transportation and disposal of such materials.
15.03    Assumed HSE Liabilities. From and after the Closing, Buyer shall (except as expressly set forth in Section 15.04 or Section 15.05 of this Schedule 15.01, as limited by Section 15.06 of this Schedule15.01) assume, pay, perform and discharge when due, and indemnify, defend, save and hold harmless the Seller Indemnified Parties from and against, any and all Claims and Losses to the extent caused by, arising from or incurred in connection with or relate to (collectively, “Assumed HSE Liabilities”):
(a)any and all HSE Liabilities that are not Retained HSE Liabilities or Shared HSE Liabilities occurring or arising on or after the Closing Date,
(b)any and all HSE Liabilities that are not Retained HSE Liabilities or Shared HSE Liabilities that are a Known Environmental Condition as of the Execution Date identified on Schedule 15.03(b) but in the case of HSE Liabilities arising out of, incurred in connection with or related to the ownership, operation or use of the Assets prior to the Effective Time, solely to the extent of Losses arising from applicable HSE Laws as they exist and are interpreted as of the Closing;
(c)Corrective Action required to be taken as of the Closing Date for the Environmental Conditions set forth on Schedule 15.03(c);
(d)Third Party Claims made following the tenth anniversary of the Closing Date for personal injury or property damages (including Natural Resource Damages) to the extent related to Releases that occurred prior to the Effective Time that are not otherwise retained by Seller pursuant to Section 15.05 of this Schedule 15.01; and
(d)    Claims of Employees made following the tenth anniversary of the Closing Date related to exposure to Hazardous Substances that occurred prior to the Effective Time that are not otherwise retained by Seller pursuant to Section 15.05 of this Schedule 15.01.
15.04    Shared HSE Liabilities.
(a)    From and after the Closing, each of Seller and Buyer shall (except as expressly set forth in Section 15.04 or Section 15.05 of this Schedule 15.01, as limited by Section 15.06 of this Schedule15.01) assume, pay, perform and discharge when due, and indemnify, defend, save and hold harmless the Buyer Indemnified Parties and the Seller Indemnified Parties, respectively, from and against any and all Claims and Losses to the extent caused by, arising from or incurred in connection with or relate to (collectively, “Shared HSE Liabilities”):
(i)    all HSE Claims and HSE Matters, in each case to the extent arising from Seller’s (or any Seller Company’s) ownership, operation or use of the Assets prior to the Effective Time, that are not subject to Section 15.03 or Section 15.05 of this Schedule 15.01;
(ii)    all Corrective Action for Environmental Conditions, in each case to the extent arising from Seller’s (or any Seller Company’s) ownership, operation or use of the Assets prior to the Effective Time, that are not otherwise assumed by Buyer pursuant to Section 15.03 of this Schedule 15.01;
(iii)Civil monetary fines and penalties for violations that occurred prior to the Effective Time by any Seller Company of HSE Laws, in each case the extent arising from Seller’s (or any Seller Company’s) ownership, operation or use of the Assets prior to the Effective Time and not otherwise retained by Seller pursuant to Section 15.05(b) of this Schedule 15.01; and
(iv)any and all HSE Liabilities that are a Known Environmental Condition as of the Execution Date identified on Schedule 15.03(b) to the extent not otherwise assumed by Buyer pursuant to Section 15.03(b) of this Schedule 15.01;
(b)    Buyer’s Obligations pursuant to this Section 15.04 of Schedule 15.01 shall be limited to the applicable Buyer’s Percentage of Shared HSE Liabilities set forth in Section 15.06 of Schedule 15.01. Seller’s Obligations pursuant to this Section 15.04 of Schedule 15.01 shall be limited to the applicable Seller’s Percentage of Shared HSE Liabilities set forth in Section 15.06 of this Schedule 15.01.
(c)    For avoidance of doubt, solely for purposes of this Section 15.04 of this Schedule 15.01, the survival period set forth in Section 15.05(e) of this Schedule 15.01 shall not limit HSE Liabilities that are time-barred by the survival period in Section 15.05(e) of this Schedule 15.01 but are otherwise subject to this Section 15.04 of this Schedule 15.01.

15.05    Retained HSE Liabilities. From and after the Closing, Seller shall retain, pay, perform and discharge when due, and indemnify, defend, save and hold harmless the Buyer Indemnified Parties, subject to Section 15.06 of this Schedule 15.01, for HSE Claims to the extent arising from Seller’s (or any Seller Company’s) ownership, operation or use of the Assets prior to the Effective Time and to the extent caused by, arising from or incurred in connection with or relate to (collectively, “Retained HSE Liabilities”):
(a)    Third Party Claims for personal injury or property damages (including Natural Resource Damages) to the extent related to Releases that occurred prior to the Effective Time, which are (i) asserted in a Claim Notice against Seller on or before the tenth (10th) anniversary of the Closing Date or (ii) pending in a Proceeding against a Seller Company as of the Closing Date;
(b)    Civil monetary fines and penalties for violations that occurred prior to the Effective Time by any Seller Company of HSE Laws, as in effect and interpreted as of the Closing Date;
(c)    Retained Offsite Environmental Liabilities;
(d)    Claims of Employees related to exposure to Hazardous Substances that occurred prior to the Effective Time, which are (i) asserted in a Claim Notice against Seller on or before the tenth (10th) anniversary of the Closing Date or (ii) pending in a Proceeding against a Seller Company as of the Closing Date;
(e)    Seller’s breach of any representation or warranty in Section 4.15 of the Agreement which are asserted by Buyer with a proper Claim Notice on or before twelve (12) months after the Closing Date; and
(f)     Claims arising from a breach by Seller of its obligations under Schedule 1.01F.
15.06    Limitations on Seller HSE Liabilities. Notwithstanding Section 15.04 or Section 15.05 of this Schedule 15.01 or anything herein provided to the contrary:
(a)No Claim may be made against Seller for indemnification pursuant to Section 15.04 of this Schedule 15.01 above with respect to any individual action, occurrence, condition or event subject to the indemnifications thereunder (or group of related actions, occurrences or events) unless the Losses incurred by Buyer in connection with such individual action, occurrence or event exceeds Three Hundred Fifty Thousand Dollars ($350,000) (the “HSE De Minimis Amount”) (and in such case, no Loss below the HSE De Minimis Amount shall be applied to or considered for purposes of calculating the aggregate amount of Buyer’s Losses).
(b)Seller shall not be liable to indemnify Buyer for any Claim pursuant to Section 15.04 of this Schedule 15.01 above unless (i) Buyer has submitted proper Claim Notices for such Claim as required by this Agreement, and (ii) the aggregate amount of all Claims and Losses of Buyer with respect to Section 15.04 of this Schedule 15.01 above (excluding individual Claims and Losses less than the HSE De Minimis Amount) shall exceed an amount equal to Ten Million Dollars ($10,000,000) (the “HSE Deductible Amount”), after which point Seller shall be obligated only to indemnify Buyer from and against the full amount of such aggregate Claims and Losses (excluding individual Claims and Losses that are less than the HSE De Minimis Amount). For Claims not otherwise subject to indemnification as a result of the HSE Deductible Amount, Buyer shall keep Seller reasonably aware of the status of such Claims, include amounts expended in respect thereof.

(c)    In respect of Shared HSE Liabilities, the liability of Buyer and Seller, respectively, for any such matter shall, subject to the other provisions of this Section 15.06 of this Schedule 15.01, be limited to the amount of such HSE Claim multiplied by a percentage determined by the date on which such HSE Claim is first duly asserted in specificity with respect to location, Environmental Condition and basis for HSE Liability in writing against Seller by Buyer pursuant to a proper Claim Notice prior to the tenth (10th) anniversary of the Closing Date as set forth below:

If first asserted against Seller in a Claim Notice during the twelve (12)-month period ending on the following anniversary of the Closing Date:	Percentage of Losses retained and indemnified by Seller (“Seller’s Percentage of Shared HSE Liabilities”):	Percentage of Losses assumed and indemnified by Buyer (“Buyer’s Percentage of Shared HSE Liabilities”):
1st Anniversary	95%	5%
2nd Anniversary	90%	10%
3rd Anniversary	80%	20%
4th Anniversary	75%	25%
5th Anniversary	70%	30%
6th Anniversary	60%	40%
7th Anniversary	60%	40%
8th Anniversary	50%	50%
9th Anniversary	40%	60%
10th Anniversary	30%	70%
Thereafter	0%	100%

For the avoidance of doubt, such percentages shall apply based upon the time period in which the proper Claim Notice is initially made to Seller as opposed to when the Claim is ultimately resolved.
(d)    Subject to Section 13.08(b)(iv) of the Agreement, Seller’s liability to indemnify pursuant to Sections 15.04 of this Schedule 15.01 shall never exceed, in the aggregate, an amount equal to One Hundred Fifty Million Dollars ($150,000,000) (the “HSE Indemnification Cap”). When the HSE Indemnification Cap is met, then in respect of all currently existing and any future arising Shared HSE Liabilities (i) Seller’s Percentage of Shared HSE Liabilities shall automatically reduce to zero percent (0%), and (ii) Buyer’s Percentage Shared of Shared HSE Liabilities shall automatically increase to one hundred percent (100%), such that Seller shall no longer have any liability for Shared HSE Liabilities thereafter, even if a Claim Notice has been filed for such Shared HSE Liability and Seller shall no longer have to accept or be liable for any new Claim Notices for Shared HSE Liabilities.
(e)    Subject to Section 13.08(b)(iv) of the Agreement, Seller’s liability to indemnify pursuant to Section 15.05 of this Schedule 15.01 shall never exceed, in the aggregate, an amount equal to One Billion Dollars ($1,000,000,000) (the “Retained HSE Liabilities Cap”). When the Retained HSE Liabilities Cap is met, then in respect of all currently existing and any future arising Retained HSE Liabilities Seller shall no longer have any liability for Retained HSE Liabilities, even if a Claim Notice has been filed for such Retained HSE Liability and Seller shall no longer have to accept or be liable for any new Claim Notices for Retained HSE Liabilities.
(f)    Amounts that are counted against or applied toward the Seller Non-HSE Deductible Amount or the Seller Non-HSE Indemnification Cap shall also count against and be applied toward the applicable HSE Deductible Amount and the HSE Indemnification Cap and vice versa, amounts paid by Seller that are counted against or applied toward the HSE Deductible Amount and the HSE Indemnification Cap shall also count against and be applied toward the applicable Seller Non-HSE Deductible Amount and the Seller Non-HSE Indemnification Cap. For example, amounts paid by Seller that are applied towards the HSE Indemnification Cap shall also count against and be applied towards the Non-HSE Indemnification Cap set forth in Section 13.08(b)(iii) of the Agreement.
(g)    Buyer may not assert a claim for indemnification pursuant to Section 15.04 of this Schedule 15.01 above with respect to Claims or Losses for Corrective Action resulting from or arising out of, or attributable or related to, the de-commissioning, demolition, removal, abandonment (including abandonment in place) or closing of all or substantially all of the Refinery after the Effective Time (collectively, a “De-Commissioning”); provided, however, that the foregoing shall not limit or affect Buyer’s right to indemnification under Section 15.04 with respect to Claims made or Losses incurred prior to the date of such De-Commissioning.
(h)    Except as otherwise set forth in this Section 15.06 of this Schedule 15.01, the indemnities contained in Sections 15.03, 15.04, and 15.05 of this Schedule 15.01 shall be subject to all of the provisions of Article XIII of the Agreement as if set out in Section 13.01 or 13.02 of the Agreement, as applicable.
15.07    Corrective Action Orders.
(a)From and after the Closing Date, in the event that any Corrective Action Order is issued by any Governmental Authority against Buyer, any of Buyer’s Affiliates, Seller, or any of Seller’s current, former or future Affiliates in respect of any HSE Liability or any HSE Matter then Buyer shall, upon receipt of notice of such Corrective Action Order, forthwith (i) allow Seller to attempt to be removed from the applicability, if any of the Corrective Action Order and (ii) subject to Sections 15.03, 15.04, and 15.05 of this Schedule 15.01 Buyer shall discharge such Corrective Action Order at its sole risk, cost, and expense. Buyer will not impede Seller’s attempts to so remove Seller or an Affiliate of Seller from such Corrective Action Order.
(b)From and after the Closing Date, Buyer shall be responsible for, assume and shall take all actions required pursuant to or necessary to comply with the Cleanup and Abatement Orders and any future issued Corrective Action Orders regardless of whether such actions were or are required to be performed by Buyer or any Seller Company before or after the Closing Date.
(c)As soon as reasonably practicable after the Closing Date, Buyer shall use all commercially reasonable efforts to have the Cleanup and Abatement Orders amended by the applicable Governmental Authority to add Buyer to the applicability of the Cleanup and Abatement Orders from and after the Closing Date. Seller may attempt to be removed from the applicability of the Cleanup and Abatement Orders and Buyer will not impede Seller’s attempts to so remove Seller from such Cleanup and Abatement Orders. Until the expiration of Seller’s indemnification obligations pursuant to Section 15.04 of this Schedule 15.01, Buyer shall provide Seller with regular oral reports (no less frequently than once a calendar quarter) regarding the status of the negotiations with the applicable Governmental Authority. Buyer shall provide Seller the opportunity, with reasonable advance notice, to attend meetings with, or hearings before, any Governmental Authority regarding the Cleanup and Abatement Orders to the extent such meetings and hearings relate to the Assets (Seller shall not participate in such meetings or hearings to the extent such meetings or hearings do not involve the Assets).

(d)To the extent Seller remains liable under any Corrective Action Order or Cleanup and Abatement Order and Buyer defaults or otherwise fails to take action required under any such Corrective Action Order or Cleanup and Abatement Order, then following receipt from a Governmental Authority of a notice of violation, or threatened or initiated enforcement action or Governmental Authority takeover of work that Buyer has not cured within one hundred twenty (120) days following notice from Seller, (without prejudice to any other rights of Seller under this Agreement or at law), Seller may elect (in its sole discretion and without such election constituting an assumption of liability) to undertake to cure or mitigate such default or failure by controlling the Corrective Action or other required action (a “Seller Remediation Activity”) in its sole discretion but subject to the following; provided, however, nothing in this Section 15.07(d) of this Schedule 15.01 is intended to impair the Buyer’s ability to negotiate amendments to scope, remediation methodology and execution schedule for satisfying the remediation obligations under existing Corrective Action Orders that are approved by the applicable Governmental Authority:
(i)    Buyer shall provide reasonable assistance and cooperation in order for Seller to complete the Seller Remediation Activities in an efficient and timely manner;
(ii)    Notwithstanding Section 15.04 of this Schedule 15.01 to the contrary, Buyer and Seller agree that the costs of a Seller Remediation Activity shall be entirely the responsibility of the Buyer, and so therefore, Buyer shall promptly reimburse Seller (but in no event later than thirty (30) days after invoicing) for all costs and expenses incurred by Seller or its Affiliates with respect to the Seller Remediation Activities, including waste disposition costs;
(v)as security for Buyer’s obligations pursuant to Section 15.07(d)(ii) of this Schedule 15.01, Buyer shall provide to Seller, prior to Seller conducting Seller Remediation Activities, either (A) a standby letter of credit for the benefit of Seller in form and substance and issued by a bank organized in the United States reasonably satisfactory to Seller in an amount equal to the reasonably estimated amount of expenses Buyer will be obligated to reimburse Seller for pursuant to Section 15.07(d)(ii) of this Schedule 15.01 (and Buyer shall renew or replace any such letter of credit(s) prior to the expiration thereof in the remaining estimated amount), or (B) such other credit support arrangement as mutually agreed upon by Buyer and Seller;
(vi)Seller shall provide Buyer the opportunity, with reasonable advance notice, to attend meetings with, or hearings before, any Governmental Authority regarding such Seller Remediation Activities. Seller shall, following any such meeting or hearing with such Governmental Authority, advise Buyer of the substance of any approvals, disapprovals or requests for additional work made taken by such Governmental Authority during any such meeting or hearing. Notwithstanding the preceding, Buyer’s decision to attend or not any such meeting or hearing shall not delay or postpone such meetings or hearings with a Governmental Authority;
(vii)Buyer shall not communicate with any Governmental Authority without Seller’s prior consent with respect to Seller Remediation Activities;
(viii)Seller will coordinate the schedule of on-site Seller Remediation Activities with Buyer so that disruptions of Buyer’s operations of the Assets will be minimized to the maximum extent practicable consistent with HSE Laws and any applicable Corrective Action Order requirements;
(ix)Buyer shall permit Seller and its Affiliates and their respective Representatives (including Seller’s environmental contractors) to have reasonable access to the Assets (subject to appropriate safety and security standards of Buyer) and applicable books and records and reasonable access to and inquiry of employees and other personnel who are employed, retained or controlled by Buyer who have relevant information regarding the Assets related to the obligations of Seller for Corrective Action. To the extent that there will not be an adverse impact of the Operations of the Refinery, Buyer shall provide Seller, without additional charge, with reasonable access to utilities and available equipment and operations (including wastewater treatment units, processing, and storage tanking for managing wastewater, recovered oil or other residuals that can be managed onsite) needed in connection with Seller Remediation Activities;
(x)Seller shall provide Buyer with copies of third party reports and studies, notices and filings prepared on behalf of Seller prior to the delivery of such submissions to any Governmental Authority and shall allow Buyer a reasonable opportunity (which shall not be fewer than fifteen (15) days unless the submission has a shorter deadline) to review such filings in advance of any such submission and, if requested, shall consider in good faith all reasonable comments to such submissions made by Buyer prior to submitting such materials to such Governmental Authority. Buyer shall respond promptly to requests for information by a Governmental Authority with respect to Seller Remediation Activities. Buyer shall respond promptly and without unreasonable conditions to reasonable requests by Seller for execution and delivery of any submissions or applications reasonably requested by Seller that are required to be filed by or on behalf of Buyer with respect to the Seller Remediation Activities;
(xi)Seller shall promptly provide Buyer with, and in no more than ten (10) days of Seller’s receipt of, copies of significant reports, plans, correspondence and other substantive communications received by or on behalf of Seller from, or submitted by or on behalf of Seller to, a Governmental Authority with respect to the Seller Remediation Activities;
(xii)Buyer shall promptly provide Seller with copies of, and in no more than ten (10) days of Buyer’s receipt of, all reports, plans, correspondence and other substantive communications received by or on behalf of Buyer from, or submitted by or on behalf of Buyer to, a Governmental Authority with respect to any Seller Remediation Activities;
(xiii)Seller shall be responsible for arranging transportation and offsite disposition of solid wastes generated in connection with Seller Remediation Activities and required to be managed offsite;
(xiv)to the extent that Seller Remediation Activities include land use or institutional use restrictions or engineering controls consistent with an Acceptable Corrective Action Method, Buyer shall execute such commercially reasonable agreements embodying such restrictions as may be required by a Governmental Authority or to reduce or eliminate exposure pathways in order to bind Buyer and any subsequent owners of any of the Assets to such land use or institutional use restrictions or engineering controls; and
(xv)Buyer hereby agrees to indemnify, defend and hold harmless the Seller Indemnified Parties from all Claims which result from or which arise out of or in connection with Seller’s completion of the Seller Remediation Activities; provided that nothing in this Section 15.07(d)(xiii) of this Schedule 15.01 shall require Buyer to indemnify for a Seller Indemnified Party’s gross negligence or willful misconduct.
(e)Buyer shall ensure that Section 15.07(d) of this Schedule 15.01 and this Section 15.07(e) of this Schedule 15.01 shall be binding on Buyer’s assignees, transferees or successors or future Buyers of any Assets, and agrees to insert provisions similar to and having the same effect as those set forth in Section 15.07(d) of this Schedule 15.01 and this Section 15.07(e) of this Schedule 15.01 in any deed, lease or other instrument conveying all or part of the Assets to the maximum extent permitted by Applicable Law.
15.08    Reports and Submittals.
(a)For any report or submittal required by any Governmental Authority pursuant to HSE Law to be submitted after the Closing Date that covers periods of both Seller’s (or any other Seller Company, as applicable) and Buyer’s or any of its Affiliates’ ownership, operation or use of the Assets, other than reports or submittals relating to Buyer Remediation Activities, Buyer shall prepare such reports and exert its best efforts to send to Seller (at least fifteen (15) days prior to the submission deadline unless the submission has a shorter deadline) for Seller’s review and approval and signature, if required. Buyer shall consider in good faith all reasonable comments to such submissions provided by Seller. Buyer’s preparation of such report shall not modify, change, alter or diminish any other provision in this Schedule 15.01 as applied to the subject matter of such report and the rights and Obligations indemnities for any matters contained in such reports shall be as set forth elsewhere herein.
(b)Buyer shall promptly provide Seller as soon as practical with copies of all reports, plans, correspondence and other substantive communications received by or on behalf of Buyer or its Affiliates from or submitted by or on behalf of Buyer or its Affiliates to a Governmental Authority with respect to any HSE Liability for which Seller has retained liability pursuant to Section 15.04 or Section 15.05 of this Schedule 15.01 above.
(c)Until the expiration of Seller’s indemnification obligations pursuant to Section 15.04 of this Schedule 15.01, Buyer shall provide prompt, written notice to Seller of any Release of a Hazardous Substance to soil or groundwater, that has a reasonable likelihood, individually or in the aggregate, to impact remediation activities.
15.09    Conduct of Corrective Action.
(a)Subject to Section 15.07(d) of this Schedule 15.01, if Corrective Action is necessary after the Closing Date to remediate an Environmental Condition, then Buyer shall control and manage such Corrective Action (the “Buyer Remediation Activities”). Seller’s indemnity pursuant to Section 15.04 of this Schedule 15.01 shall only extend to those actions reasonably required by applicable HSE Laws in order to remediate such Environmental Condition consistent with the Acceptable Corrective Action Method. In determining the Acceptable Corrective Action Method, to the extent that Seller has an indemnification obligation pursuant to Section 15.04 of this Schedule 15.01, Buyer shall consult with Seller, consider in good faith any reasonable recommendations or proposals made by Seller, and take into account the intended usage of the relevant property, provided such usage is industrial.
(b)In respect of Buyer Remediation Activities to the extent that Seller has an indemnification obligation pursuant to Section 15.04 of this Schedule 15.01:
(i)Buyer shall submit quarterly summaries by the forty fifth (45) day following each calendar quarter to the Seller indicating site remediation tasks performed during the quarter, including a description of activities completed, findings, planned future activities and estimated expenditures.
(ii)Buyer shall provide Seller the opportunity, with reasonable advance notice, to attend meetings with, or hearings before, any Governmental Authority regarding such Buyer Remediation Activities conducted pursuant to Section 15.04 of Schedule 15.01. Buyer shall, within a reasonable period of time following any such meeting or hearing with such Governmental Authority, advise Seller of the substance of any approvals, disapprovals or requests for additional work made by or the taken by such Governmental Authority during any such meeting or hearing. Notwithstanding the preceding, Seller’s decision to attend or not any such meeting or hearing shall not delay or postpone such meetings or hearings with a Governmental Authority;
(iii)Seller shall not communicate with any Governmental Authority without Buyer’s prior consent with respect to Buyer Remediation Activities conducted pursuant to Section 15.04 of this Schedule 15.01; provided, however, that if Seller is a party to any issued or threatened Corrective Action Order, Seller may communicate, meet with, petition, appeal, or request a hearing before any Governmental Authority regarding Seller’s potential liability (including liability in response to any notice of violation) or status as a party to the Corrective Action Order. Seller shall provide Buyer with the opportunity, with reasonable advance notice, to attend such meetings with, or hearings before, any Governmental Authority;
(iv)If Seller responsibility is at least fifty (50) percent as identified in Section 15.04(c) of this Schedule 15.01, Buyer shall provide Seller with copies of third party reports and studies, notices and filings prepared on behalf of Buyer prior to the delivery of such submissions to any Governmental Authority and shall allow Seller a reasonable opportunity (which shall not be fewer than fifteen (15) days unless the submission has a shorter deadline) to review such filings in advance of any such submission and, if requested, shall consider in good faith all reasonable comments to such submissions made by Seller prior to submitting such materials to such Governmental Authority;
(v)If Seller responsibility is at least fifty (50) percent as identified in Section 15.04(c) of this Schedule 15.01, Buyer shall promptly provide Seller with copies of significant reports, plans, correspondence and other substantive communications received by or on behalf of Buyer from or submitted by or on behalf of Buyer to a Governmental Authority with respect to the Buyer Remediation Activities;
(vi)Seller shall have the right to recommend, and Buyer shall consider in good faith and respond in writing with its determination whether to adopt, changes to optimize or otherwise reduce the cost of Buyer Remediation Activities consistent with HSE Law and the Acceptable Corrective Action Method;
(vii)to the extent that Buyer Remediation Activities include land use or institutional use restrictions or engineering controls consistent with an Acceptable Corrective Action Method, Buyer shall execute such commercially reasonable agreements embodying such restrictions as may be required by a Governmental Authority or to reduce or eliminate exposure pathways in order to bind Buyer and any subsequent owners of any of the Assets to such land use or institutional use restrictions or engineering controls; and
(viii)should Seller believe that Closure has occurred in respect of a Corrective Action subject to this Section 15.09 of this Schedule 15.01, then, notwithstanding anything in this Section 15.09 of this Schedule 15.01 to the contrary, Seller may (in consultation with Buyer) request the applicable Governmental Authority issue a “No Further Action Letter” or similar communication indicating that Closure has occurred in respect of such Corrective Action and may further petition or appeal any determination of the Governmental Authority regarding Closure.
(c)Notwithstanding Sections 15.09(a) and 15.09(b) of this Schedule 15.01, in respect of any Buyer Remediation Activity to be undertaken in relation to a Corrective Action for which Seller is required to indemnify Buyer pursuant to Section 15.04 of this Schedule 15.01, then Seller shall have the option to request, but not the obligation, to pay Buyer a lump sum payment for an amount equivalent to an amount it would otherwise have been required to pay pursuant to Section 15.04 of this Schedule 15.01 for the costs of such Buyer Remediation Activity for completion through Closure of the underlying Corrective Action (a “Remediation Buyout Payment”). If Seller should notify Buyer of such an election, then Buyer and Seller shall work together in good faith to negotiate the amount of such Remediation Buyout Payment. If they are able to reach agreement in respect of the amount of the Remediation Buyout Payment, Payment of the Remediation Buyout Payment to Buyer by Seller shall fully, forever and unconditionally release Seller of any further liability in respect of the Buyer Remediation Activity for the Corrective Action for which Seller is required to indemnify Buyer pursuant to Section 15.04 of this Schedule 15.01. For the avoidance of doubt, any Remediation Buyout Payment shall be subject to and count towards the HSE Indemnification Cap.
(d)In the event Buyer or its Affiliates plan after the Closing Date to conduct construction or excavation activity which will or could reasonably be anticipated to cause disturbance of soils, sediment or other media containing Hazardous Substances (“Construction Activity”), Buyer shall consult with Seller prior to such Construction Activity, provide Seller with reasonably sufficient time to review the proposed Construction Activity (no less than 15 days), and consider in good faith Seller’s requests and comments with respect to Corrective Action methods and location of construction, all to the extent reasonably practicable and consistent with an Acceptable Corrective Action Method and that do not unreasonably interfere with Buyer’s proposed construction activity. Notwithstanding anything in this Schedule 15.01 to the contrary, Seller shall not have any Obligation to indemnify, defend, save or hold Buyer harmless pursuant to Section 15.04 of this Schedule 15.01 above for Corrective Action (or other Losses related thereto) that would otherwise be considered a Shared HSE Liability and that is required or incurred as a result of Construction Activity or Environmental Testing performed in connection with such Construction Activity, other than incremental costs of transportation, disposal, management or remediation of excavated impacted materials attributable to the presence of Hazardous Substances prior to Closing.
(e)If a Release shall occur or is continuing after the Closing at a location or in a type or amount not readily distinguishable from an Environmental Condition existing prior to the Closing for which Seller is required to indemnify Buyer pursuant to Section 15.04 of this Schedule 15.01, then Buyer shall be responsible for the incremental costs incurred for the Corrective Action for the post-Closing Release as compared to the costs that would otherwise have been incurred for Corrective Action to remediate such pre-Closing Environmental Condition. Buyer and Seller shall negotiate in good faith to allocate all respective obligations arising out of such pre-Closing Environmental Condition and such post-Closing Release in question in an equitable manner, which allocation shall take into consideration and reflect all pertinent facts, which pertinent facts may include: (i) the quantity or volume of Hazardous Substances present immediately prior to such post-Closing Release, and present as a result of such post-Closing Release; (ii) differences, if any, in the composition of the Hazardous Substances present immediately prior to such post-Closing Release, and present as a result of such post-Closing Release; (iii) if and to what extent the post-Closing Release has impacted geographical areas not impacted by the pre-Closing Environmental Condition prior to the post-Closing Release, and (iv) an estimate as to when Corrective Action would have obtained Closure in the absence of the post-Closing Release.
15.10    Closure and Anticipated Use.
(a)With respect to any Corrective Action that Seller is responsible for pursuant to Section 15.04 of this Schedule 15.01 Seller shall only be obligated to indemnify Buyer for such Corrective Action as is necessary to obtain Closure, subject to the limitations of Section 15.05 of this Schedule 15.01. Unless terminated earlier, Seller’s obligations to indemnify Buyer for Corrective Action shall be deemed satisfied and shall terminate once Closure is obtained, and Seller shall have no further obligation with respect to the Environmental Condition or Release to which the Corrective Action relates, provided that receipt of Closure shall not impact any other Obligations as between Seller and Buyer, even if such Obligations arise out of such Environmental Condition or Release.
(b)Seller shall not be required to indemnify, defend, save or hold Buyer harmless for contamination or Corrective Action beyond the Acceptable Corrective Action Method.
15.11    Environmental Testing.
(a)Until the expiration of Seller’s indemnification obligations pursuant to Section 15.04 of this Schedule 15.01, Buyer shall not (and shall not permit its Affiliates to) directly or indirectly, initiate or conduct Environmental Testing of the Assets (including, the installation of monitoring wells or re-activation of existing monitoring wells after the Closing at the Refinery or testing effluent for constituents not on a discharge permit); provided that Buyer may conduct Environmental Testing of the Assets in the event (i) subject to Section 15.09(d) of this Schedule 15.01, such Environmental Testing is performed in the necessary Ordinary Course of Business of Buyer in connection with construction, remodeling or demolition and rebuild work on the Assets, (ii) Buyer or its Affiliates are expressly ordered or directed in writing to conduct such Environmental Testing by any Governmental Authority having jurisdiction thereof, (iii) such Environmental Testing is necessary to investigate changed conditions indicative of a potential new Release, (iv) such Environmental Testing is expressly required by applicable HSE Laws then in effect and interpreted, (v) such Environmental Testing is performed to confirm compliance with or required by the Cleanup and Abatement Order or any Corrective Action Order, or (vi) such Environmental Testing is conducted as a result of and in the investigation of any written Claim by a Person other than a Buyer Indemnified Party. For the avoidance of doubt, Buyer may at any time(s) conduct non-intrusive investigations of Environmental Conditions of the Assets, including Phase I environmental site assessments.
(b)Subject to Section 15.11(a) of this Schedule 15.01, prior to engaging in any Environmental Testing, Buyer shall provide Seller if practicable with thirty (30) days’ advance written notice so that Seller may, at its own expense, observe such activities and obtain any split samples it may desire for its own purposes. Buyer shall within fifteen (15) days provide Seller with copies of all written reports prepared by third parties related to Environmental Testing. In the event that exigent circumstances (such as responding to a Release) where both Parties agree that it does not allow for reasonable advance written notice of Environmental Testing, Buyer will in good faith orally advise Seller of such Environmental Testing, retain split samples to be made available to Seller for analysis, and shall, immediately thereafter, provide written notice to Seller describing the Environmental Testing that was conducted and copies of all reports as required in this subparagraph.
15.12    Prohibited Uses.
(a)Buyer covenants and agrees that, to the maximum extent permitted by Applicable law, the Assets herein conveyed or any part thereof, shall:
(i)remain restricted solely to commercial and industrial use;
(ii)not, at any time, be used for any agricultural or irrigation purposes (including grazing, housing, storage or other occupancy of cattle or other animals, or cultivation of food crops); and

(iii)not be used directly or indirectly at any time for any of the following: permanent or temporary residential purposes (including multi-family residential uses, mobile home or factory-built housing constructed or installed for use as residential human habitation, orphanage, elder care facility, or nursing or assisted living facility); hospital or other health care or medical clinic uses for humans (other than medical facilities related to Refinery operations); childcare center, day care center or similar operation; park or playground; school, university or other solely educational purposes; or any other material change in use which would increase the level of clean-up required by any Governmental Authority for any Environmental Conditions which had affected the Assets as of the Closing Date.
(b)Buyer shall not at any time seek to change the current zoning of the Assets to allow the operation of any of the uses prohibited by Sections 15.12(a)(i) through (iii) above.
(c)Such restrictive covenants in Section 15.12(a) of this Schedule 15.01 shall be recorded against each of the Assets and shall be entered into by Buyer for itself and its successors and assigns and shall be for the benefit of Seller and its respective Affiliates, successors and assigns, their successors in title and occupiers of the Assets from time to time. Buyer shall ensure that Section 15.12(a) of this Schedule 15.01 shall be binding on Buyer's transferees or successors or future buyers of the Assets.
(d)To effect this Section 15.12 of this Schedule 15.01, Buyer agrees to include a restrictive covenant in each Deed, Real Estate Assignment and Assumption Agreement, lease or other instrument conveying any ownership or use rights to any of the Assets, which shall run with and bind the Assets. Such restrictive covenants shall state, in respect of each Asset:
(i)the acknowledgements and agreements of Buyer contained in Section 15.02(a) of Schedule 15.01; and
(ii)the covenants and agreements in Sections 15.12(a) and 15.12(c) of this Schedule 15.01.
15.13    No Additional Rights and Remedies.
(a)The Parties agree that, notwithstanding any other provision of the Agreement, the rights and Obligations of the Parties with respect to HSE Liabilities and HSE Matters are limited to the rights and Obligations expressly contained in this Schedule 15.01 and Article XIII and Section 18.05 of the Agreement, in each case as applicable, and that no HSE Liability or HSE Matter shall give rise to any Claims by Buyer against Seller or Seller’s current, former or future Affiliates based on any legal principle whatsoever. Except as expressly set forth in Section 15.04, Section 15.05 and Section 15.14 of this Schedule 15.01, Buyer shall procure that none of its Affiliates, lenders or insurers, nor any of its or their relevant legal successors will make any Claims against Seller, the Seller Indemnified Parties or against Seller’s current, former or future Affiliates or their relevant legal successors in relation to any HSE Liability or HSE Matter.
(b)EXCEPT AS EXPRESSLY PROVIDED IN SECTION 15.04, SECTION 15.05 AND SECTION 15.14 of this Schedule 15.01, FROM AND AFTER THE CLOSING, THE BUYER INDEMNIFIED PARTIES SHALL HAVE NO RIGHTS TO RECOVERY OR INDEMNIFICATION FOR ANY LIABILITIES ARISING IN RELATION TO ANY HSE LIABILITY OR HSE MATTERS AND ALL RIGHTS OR REMEDIES WHICH ANY BUYER INDEMNIFIED PARTY MAY HAVE AGAINST ANY SELLER INDEMNIFIED PARTY AT OR UNDER APPLICABLE LAW (INCLUDING ANY HSE LAW) WITH RESPECT TO ANY OBLIGATIONS ARISING IN RELATION TO ANY HSE LIABILITY OR HSE MATTER, ARE EXPRESSLY WAIVED AND RELEASED. EXCEPT AS OTHERWISE EXPRESSLY

PROVIDED SECTION 15.04, SECTION 15.05 AND SECTION 15.14 of this Schedule 15.01, FROM AND AFTER THE CLOSING, BUYER AND ALL OTHER BUYER INDEMNIFIED PARTIES DO HEREBY AGREE, WARRANT AND COVENANT TO RELEASE, ACQUIT AND FOREVER DISCHARGE SELLER AND ALL SELLER INDEMNIFIED PARTIES FROM ANY AND ALL CLAIMS, DEMANDS AND CAUSES OF ACTION OF WHATSOEVER NATURE, INCLUDING WITHOUT LIMITATION ALL CLAIMS, DEMANDS AND CAUSES OF ACTION FOR CONTRIBUTION AND INDEMNITY UNDER STATUTE, COMMON OR CIVIL LAW, WHICH COULD BE ASSERTED NOW OR IN THE FUTURE AND THAT RELATE TO OR IN ANY WAY ARISE OUT OF ANY ENVIRONMENTAL MATTERS. FROM AND AFTER THE CLOSING BUYER AND ALL BUYER INDEMNIFIED PARTIES WARRANT, AGREE AND COVENANT NOT TO SUE OR INSTITUTE ARBITRATION AGAINST SELLER OR ANY OTHER SELLER INDEMNIFIED PARTY UPON ANY CLAIM, DEMAND OR CAUSE OF ACTION FOR INDEMNITY AND CONTRIBUTION THAT HAVE BEEN ASSERTED OR COULD BE ASSERTED FOR ANY ENVIRONMENTAL MATTERS.
(c)Buyer acknowledges that it is aware of California Assembly Bill (AB) 617 (C. Garcia, Chapter 136, Statutes of 2017) and agrees that neither such law nor its implementation may be used as a basis to delay or prevent the Closing or find a Seller Company in default of any representation, warranty or covenant in this Agreement.
15.14    Wastewater Treatment Plant. Notwithstanding the provisions of Section 15.03, Section 15.04 or Section 15.05 of this Schedule 15.01 or any other provision of this Agreement to the contrary and so long as Closing occurs by February 1, 2020:
(a)with respect to the Refinery’s Pond 7/ETP-1 Biotreater, from and after the Closing Date until Buyer has complied with the conditions of the Refinery’s RCRA Part B Permit Renewal (Permit No. 07-BRK-12) by the California Department of Toxic Substances and the related amendment to the NPDES Permit No. CA0005789 by the San Francisco Bay Regional Water Quality Control Board, provided that in no event shall such period exceed five (5) years from the Closing Date:
(i)if (x) Buyer must expend any funds in order to address conditions existing at Closing at Pond 7/ETP-1 and/or (y) further conditions are imposed upon Pond 7/ETP-1 under the Refinery’s RCRA Part B Permit Renewal (Permit No. 07-BRK-12), as submitted to the California Department of Toxic Substances Control November 17, 2017 and/or as described in related amendment to the NPDES Permit No. CA0005789 by the San Francisco Bay Regional Water Quality Control Board (the “Pond 7 Conditions”), then:

(1)
Seller shall indemnify, defend, save and hold harmless the Buyer Indemnified Parties for Losses and reimburse the Buyer for expenses incurred in connection with complying with such Pond 7 Conditions, including closure thereof (the “Pond 7 Liabilities”);

(2)
Seller shall not be liable to indemnify Buyer with respect to any Losses for Pond 7 Liabilities unless (i) Buyer has submitted proper Notices for such Losses as required by this Agreement, and (ii) the aggregate amount of all Losses of Buyer with respect to the Pond 7 Liabilities shall exceed an amount equal to One Million Dollars ($1,000,000) (the “Pond 7 De Minimis Amount”), after which point Seller shall be obligated to indemnify Buyer from and against the full amount of such aggregate Losses.

(3)
Seller’s Obligation to indemnify Buyer pursuant to this Section 15.14(a) of this Schedule 15.01 shall be limited to, in the aggregate, an amount equal to Sixty Million Dollars ($60,000,000) (the “Pond 7 Indemnification Cap”).

(4)
When the Pond 7 Indemnification Cap is met, then Seller shall no longer have any Obligation under this Section 15.14(a) of this Schedule 15.01 to indemnify Buyer for any Loss relating to Pond 7 Liabilities thereafter, even if a Claim Notice has been filed and Seller shall no longer have to accept or be liable for any new Claim Notices under this Section 15.14(a) of this Schedule 15.01 for Pond 7 Liabilities.

(ii)if the Refinery’s RCRA Part B Permit is renewed without further modifications, conditions or work with respect to Pond 7/ETP-1, then Seller shall have no Obligation under this Section 15.14(a) of this Schedule 15.01 to indemnify Buyer with respect to Pond 7/ETP-1, including with respect to the Pond 7 Liabilities.
(iii)For the avoidance of doubt, Buyer shall not be precluded from asserting a claim for or indemnification pursuant to Section 15.04, Section 15.05 or Section 15.14(b) of this Schedule 15.01 with respect to Losses or Claims relating to Pond 7/ETP-1, including with respect to Pond 7 Liabilities and including with respect to any HSE Claims, HSE Liabilities or Third Party Claims provided that Buyer shall not be entitled to submit duplicative claims under such Sections.
(b)With respect to all components, units, systems, facilities, and equipment comprising the Refinery’s wastewater treatment facility (as described in the San Francisco Bay Regional Water Quality Control Board’s Order No. R2-2017-0039 and Permit No. 07-BRK-12 issued by the California Environmental Protection Agency’s Department of Toxic Substances Control) other than Pond 7/ETP-1 (collectively, the “Non Pond 7 WWTP Components”):
(i)For a period of four (4) years after the Closing Date, Seller agrees to reimburse the Buyer Indemnified Parties for any Losses associated with the Buyer Indemnified Parties’ work to bring such Non Pond 7 WWTP Components into the operational state desired by Buyer. With respect to reimbursement, Buyer shall provide written Notice to Seller of such request for reimbursement along with reasonable supporting documentation confirming that such request relates to the Non Pond 7 WWTP Components and providing Seller with Buyer’s accounting treatment associated with such Loss (the “Reimbursement Request”). To the extent such Reimbursement Request is reasonably satisfactory to Seller, Seller shall remit the amounts set forth in the relevant Reimbursement Request within sixty (60) days of receipt thereof.
(ii)Buyer may not seek reimbursement for Non Pond 7 WWTP Components pursuant to this Section 15.14(b) unless the Losses incurred by Buyer, individually or in the aggregate, exceed Five Hundred Thousand Dollars ($500,000), after which point Seller shall reimburse Buyer from and against the full amount of such aggregate Losses.
(iii)Seller’s Obligation to reimburse Buyer pursuant to this Section 15.14(b) of this Schedule 15.01 shall never exceed, in the aggregate, an amount equal to Twenty Five Million Dollars ($25,000,000) (the “Non Pond 7 WWTP Reimbursement Cap”). When the Non Pond 7 WWTP Reimbursement Cap is met, then Seller shall no longer have any Obligation under this Section 15.14(b) of this Schedule 15.01 to reimburse Buyer for any Loss relating to the Non Pond 7 WWTP Components, even if a request for reimbursement has been made and Seller shall no longer have to accept or be liable for any new claim for reimbursement in respect of Non Pond 7 WWTP Components.
(iv)For the avoidance of doubt, Buyer shall not be precluded from asserting a claim for or indemnification pursuant to Section 15.04, Section 15.05 or Section 15.14(a) of this Schedule 15.01 with respect to Losses or Claims relating to Non Pond 7 WWTP Components, including with respect to Pond 7 Liabilities and including with respect to any HSE Claims, HSE Liabilities or Third Party Claims provided that Buyer shall not be entitled to submit duplicative claims under such Sections.
(c)For clarity, any amounts paid by Seller to Buyer or Losses or Claims incurred by Buyer under this Section 15.14 of this Schedule 15.01 shall be excluded from the Consolidated Income Statement pursuant to Schedule 2.06 of the Agreement.
(d)Except as otherwise set forth in this Section 15.14 of this Schedule 15.01, the indemnities contained in Section 15.14(a) of this Schedule 15.01 shall be subject to all of the provisions of Article XIII and Section 18.05 of the Agreement, as applicable.